Frank, Rimerman + Frank, Rimerman + Co. LLPCo. LLP

Wrightspeed, Inc.
Financial Statements
December 31, 2020

Frank, Rime + Co. LLP

To the Board of Directors of Wrightspeed, Inc. Alameda, California
Certified
Public
Accountants

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying financial statements of Wrightspeed, Inc. (the Company), a Delaware Corporation, which comprise the balance sheet as of December 31, 2020, and the related statements of operations, stockholders’ deficit and cash flows for the year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

 60 South Market Street, Suite 500 San Jose, California 95113 t 408.279.5566 www.frankrimerman.com

An independent member of Baker Tilly International	Frank Rimerman + Co. LLP is a member of the global network of Baker Tilly International Ltd., the members of which are separate and independent legal entities.

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wrightspeed, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

San Francisco, California January 5, 2022

Wrightspeed, Inc.

Balance Sheet

December 31, 2020

ASSETS

Current Assets
Cash and cash equivalents	$2,037,974
Prepaid expenses and other current assets	3,097,344
Total current assets	5,135,318
Property and Equipment, net	1,187,179
Total assets	$6,322,497

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities
Accounts payable	$1,298,681
Accrued expenses and other current liabilities	197,951
Deferred rent, current	86,333
Government note payable	726,143
Notes payable, net of discount	16,532,252
Total current liabilities	18,841,360
Customer Deposits	764,895
Preferred Stock Warrant Liability	134,311
Deferred Rent	348,600
Commitments and Contingencies (Notes 4, 7, 9 and 11)
Stockholders' Deficit
Series AA convertible preferred stock, $0.00001 par value
(aggregate liquidation preference of $18,408,451)	641
Common stock, $0.00001 par value	29
Additional paid-in capital	19,310,494
Accumulated deficit	(33,077,833)
Total stockholders' deficit	(13,766,669)
Total liabilities and stockholders' deficit	$6,322,497

See Notes to Financial Statements

Wrightspeed, Inc.

Statement of Operations

December 31, 2020

Operating Expenses
Research and development	$8,204,505
Sales and marketing	232,307
General and administrative	679,097
Total operating expenses	9,115,909
Loss from Operations	(9,115,909)
Interest Expense	(1,225,573)
Other Income (Expense), net	42,198
Loss before Income Taxes	(10,299,284)
Income Taxes	(800)
Net Loss	$(10,300,084)

See Notes to Financial Statements

Wrightspeed, Inc.

Statement of Stockholders' Deficit Year Ended December 31, 2020

	Convertible Preferred Stock		Common Stock		Additional Paid-In	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balances, December 31, 2019	50,548,305	$505	2,404,944	$23	$15,394,257	$(22,777,749)	$(7,382,964)
Issuance of Series AA convertible preferred stock in exchange for cash, net of issuance costs	13,592,639	136	-	-	3,841,047	-	3,841,183
Issuance of common stock upon exercise of stock options	-	-	602,221	6	17,611	-	17,617
Stock-based compensation	-	-	-	-	57,579	-	57,579
Net loss	-	-	-	-	-	(10,300,084)	(10,300,084)
Balances, December 31, 2020	64,140,944	$641	3,007,165	$29	19,310,494	$(33,077,833)	$(13,766,669)

See Notes to Financial Statements

Wrightspeed, Inc.

Statement of Cash Flows

Year Ended December 31, 2020

Cash Flows from Operating Activities
Net loss	$(10,300,084)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	943,549
Non-cash interest expense	1,220,858
Stock-based compensation	57,579
Revaluation of preferred stock warrant liability	(42,826)
Changes in operating assets and liabilities, net of effects from sale of subsidiaries:
Prepaid expenses and other current assets	(181,046)
Accounts payable	(43,534)
Accrued expenses and other current liabilities	79,504
Deferred rent	(327,495)
Net cash used in operating activities	(8,593,495)

Cash Flows from Investing Activities
Purchase of property and equipment	(296,900)
Net cash used in investing activities	(296,900)

Cash Flows from Financing Activities
Proceeds from note payable, net of issuance costs	6,249,565
Proceeds from govnernment note payable	721,419
Proceeds from the exercise of common stock options	17,617
Proceeds from the issuance of convertible preferred stock, net	3,841,183
Net cash provided by financing activities	10,829,784
Net Increase in Cash and Cash Equivalents	1,939,389
Cash and Cash Equivalents, December 31, 2019	98,585
Cash and Cash Equivalents, December 31, 2020	$2,037,974

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$-
Cash paid for income taxes	$800

(continued)

Wrightspeed, Inc.

Notes to Financial Statements

1.	Nature of Business and Management’s Plans Regarding Financing Future Operations

Nature of Business

Wrightspeed, Inc. (the Company) was incorporated in the state of Delaware in 2005. The Company produces a novel and patented, high-power electric vehicle powertrain with optional onboard power generation to eliminate or substantially reduce the emissions of medium and heavy-duty commercial trucks and busses while increasing their performance, efficiency, and range.

Management’s Plans Regarding Financing of Future Operations

The Company has incurred losses and negative cash flows from operations since inception and has relied on equity and debt financing to sustain operations. At December 31, 2020, the Company had not generated revenue from operations and had an accumulated deficit of $33,077,833. Management expects losses and negative cash flows from operations to continue for the foreseeable future, primarily as a result of continued product development. At December 31, 2020, the Company had $2,037,974 in available cash and cash equivalents. Subsequent to year end (Note 11), the Company raised additional capital totaling $9,600,000 through the issuance of convertible notes payable. Management believes the Company’s additional debt financing in 2021 will allow the Company to continue as a going concern through at least January 5, 2023; however, the Company may be unable to raise additional funding to meet its working capital needs over the longer term.

2.	Significant Accounting Policies

Basis of Presentation:

The financial statements have been prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Risks and Uncertainties:

The Company is subject to a number of business risks including, but not limited to, competition from other companies entering this industry, the ability to obtain adequate funding, dependence on key employees, and the ability to attract and retain qualified employees.

The global outbreak of the novel coronavirus continues to be an evolving situation. The virus has disrupted much of society, impacted global travel and supply chains, and adversely impacted global commercial activity in most industries. The rapid development and fluidity of this situation precludes any prediction as to its ultimate impact, which may impact the Company’s operating performance in the near term.

Wrightspeed, Inc.

Notes to Financial Statements

2.	Significant Accounting Policies (continued)

Use of Estimates:

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts of reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition:

The Company has adopted Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (Topic 606) to account for revenue form the future sale of its products. The Company has had no product sales through December 31, 2020. The Company expects to begin selling its powertrains directly to manufacturers in early 2022. The Company may also provide installation services or installation training, as needed.

The Company will determine revenue recognition through the following steps:

·	Identification of the contract, or contracts, with a customer
·	Identification of the performance obligations in the contract
·	Determination of the transaction price
·	Allocation of the transaction price to the performance obligations in the contract
·	Recognition of revenue when, or as, the Company satisfies a performance obligation

Cost of Revenue:

Cost of revenue will consist of all direct costs and indirect costs to construct the Company’s primary powertrain product, including supplies, parts and manufacturing overhead.

Customer Deposits:

The Company has entered into several long-term and research and development arrangements with customers to develop and install powertrains on specified vehicles. The Company has not delivered on these agreements and, as a result, all customer prepayments have been recorded as customer deposits at December 31, 2020.

Wrightspeed, Inc.

Notes to Financial Statements

2.	Significant Accounting Policies (continued)

Cash Equivalents:

Cash equivalents include all cash balances and highly liquid investments purchased with a remaining maturity of three months or less.

Concentration of Credit Risk:

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and cash equivalents. The Company maintains a significant portion of its cash and cash equivalents at one financial institution. Deposits exceeded the amount insured by the Federal Deposit Insurance Corporation at December 31, 2020. The Company has not experienced any losses on its cash and cash equivalent deposits through December 31, 2020.

Property and Equipment:

Property and equipment is stated at cost, less accumulated depreciation and amortization. The Company depreciates property and equipment using the straight-line method over their estimated useful lives, generally two to five years. Leasehold improvements are amortized over the shorter of the remaining lease term or the estimated useful life of the asset.

Accounting for Impairment of Long-Lived Assets:

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of their carrying cost amount or fair value less cost to sell. The Company has not recorded an impairment loss through December 31, 2020.

Software Development Costs:

The Company expenses all development costs for internal use software incurred that relate to the planning and post-implementation phases of development. Costs incurred in the development phase, including upgrades and enhancements, if it is probable such expenditures will result in additional functionality, are subject to capitalization and amortization over an estimated useful life. The Company has not capitalized any software development costs related to internal use software as the Company has determined the impact on the financial statements would not be material.

Wrightspeed, Inc.

Notes to Financial Statements

2.	Significant Accounting Policies (continued)

Research and Development Costs:

Research and development costs are expensed as incurred. Research and development costs consist primarily of supplies, parts, depreciation of equipment and salaries, benefits and allocated overhead attributable to research and development personnel.

Convertible Preferred Stock Warrants:

Freestanding warrants that are either puttable or warrants and are redeemable for shares of convertible preferred stock are classified as liabilities at their fair value (Note 7). The Company’s preferred stock warrants have been measured and recognized at fair value and are subject to re-measurement at each balance sheet date. At the end of each reporting period, the change in fair value during the period is recognized as a component of other income (expense). The Company will continue to adjust the warrant liability for changes in fair value until the earlier of the exercise or expiration of the preferred stock warrants or the completion of a liquidation event, including completion of an initial public offering, at which time the preferred stock warrants will be converted into warrants to purchase common stock, and the warrant liability will be reclassified to additional paid-in capital.

Fair Value Measurement:

In August 2018, the FASB issued Accounting Standards Update (ASU) 2018-13, Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements for fair value measurement. The Company adopted ASU 2018-13 on a retrospective basis as of January 1, 2020. The adoption of this accounting guidance resulted in the removal or modification of certain fair value measurement disclosures presented in the Company’s notes to the financial statements.

The Company uses a three-level hierarchy for fair value measurement based on the nature of inputs used in the valuation of an asset or liability as of the measurement date. The three-level hierarchy prioritizes within the measurement of fair value, the use of market-based information over entity-specific information. Fair value focuses on an exit price and is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The inputs or methodology used for valuing financial instruments are not necessarily an indication of the risk associated within those financial instruments.

The three-level hierarchy for fair value measurement is defined as follows:

Level I: Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Wrightspeed, Inc.

Notes to Financial Statements

2.	Significant Accounting Policies (continued)

Fair Value Measurement (continued):

Level II: Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level III: Inputs to the valuation methodology, which are significant to the fair value measurement, are unobservable.

A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company’s preferred stock warrant liability has been valued using the Black-Scholes option pricing model and is classified within Level III of the fair value hierarchy at December 31, 2020. The inputs used to determine fair value are summarized in Note 7. The Company recorded a $42,826 gain to other income and expense on the statement of operations related to the re-valuation of its warrant liability in 2020.

Stock-Based Compensation:

In June 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting. ASU 2018-07 simplifies the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees, with certain exceptions. The main provision of ASU 2018-07 requires the measurement of all share-based equity classified awards be fixed at the grant date. Effective January 1, 2020, the Company adopted the requirements of ASU 2018-07 using the modified retrospective transition method. The effect of applying the new standard did not result in a material adjustment to accumulated deficit at January 1, 2020, as stock-based compensation for nonemployees has not been significant for the Company.

The Company generally grants stock options for a fixed number of shares with an exercise price equal to the fair value of the shares at date of grant. The Company accounts for all stock option grants using the fair value method on the date of issuance and stock-based compensation is recognized as the underlying options vest.

Wrightspeed, Inc.

Notes to Financial Statements

2.	Significant Accounting Policies (continued)

Income Taxes:

The Company accounts for income taxes using the asset and liability method. Under this method, deferred income tax assets and liabilities are determined based on the difference between the financial statement and income tax basis of existing assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred income tax assets and liabilities are recorded net and classified as noncurrent on the balance sheet. A valuation allowance is provided when it is more likely than not that some or all of the deferred income tax assets will not be realized.

The Company periodically reviews its operations and significant income tax positions for uncertainties and areas of judgment in the application of complex tax regulations in several tax jurisdictions and provides a liability for potential income taxes, where applicable.

Recent Accounting Pronouncement Not Yet Effective:

In February 2016, the FASB issued ASC Topic 842, Leases. This standard requires all entities that lease assets with terms of more than twelve months to capitalize the assets and related liabilities on the balance sheet. The standard is effective for the Company as of January 1, 2022 and requires the use of a modified retrospective transition approach for its adoption. The Company is currently evaluating the effect Topic 842 will have on its financial statements and related disclosures. Management expects the assets leased under operating leases with terms greater than twelve months, similar to the leases discussed in Note 9 to the financial statements, will be capitalized together with the related lease obligations upon the adoption of Topic 842.

3.	Balance Sheet Detail

Prepaid Expenses:

Prepaid expenses consists of the following at December 31, 2020:

Research and development supplies	$2,696,644
Prepaid expense, general	289,390
Prepaid insurance	56,579
Prepaid rent	54,731
$3,097,344

Wrightspeed, Inc.

Notes to Financial Statements

3.	Balance Sheet Detail (continued)

Prepaid Expenses (continued):

The Company is in process of completing designs for its powertrain product. Research and development supplies relate to purchased parts that will be used to assemble and perform testing over the Company’s powertrain designs. The Company amortizes research and development supplies to research and development expense on the statement of operations as the underlying supplies are consumed.

Property and Equipment:

Property and equipment consists of the following at December 31, 2020:

Leasehold improvements	$4,219,210
Machinery and equipment	1,522,011
Computer equipment	144,150
5,885,371
Less accumulated depreciation and amortization	(4,698,192)
$1,187,179

4.	Borrowings

Convertible Notes Payable:

During 2018, 2019 and 2020 the Company raised $14,551,389 through the issuance of convertible notes payable (the Notes). The Notes mature on December 31, 2021 and are convertible upon the Company’s next qualified equity financing resulting in cash proceeds to the Company of at least $20,000,000. The Notes are convertible at 80% of the price paid per security issued under the next qualified round, subject to certain limitations. Outstanding borrowings under the Notes accrue annual interest at the rate of 12-15% per annum. The Company accrued $1,210,611 of interest related to the Notes in 2020. Total outstanding borrowings, including accrued interest, were $16,565,391 at December 31, 2020.

In connection with the Notes, the Company capitalized $38,662 of legal fees associated with issuing the Notes as a debt discount. The Company is amortizing the debt discount over the terms of the Notes. The Company recorded $5,523 of amortization related to the debt discount in 2020 and $33,139 remains unamortized at December 31, 2020.

Wrightspeed, Inc.

Notes to Financial Statements

4.	Borrowings (continued)

Government Note Payable:

In July 2020, the Company received an unsecured loan for $721,419 (the Note) from the U.S. Small Business Administration (the SBA) Paycheck Protection Program under the Coronavirus Aid, Relief, and Economic Security Act. Outstanding borrowings under the Note bear interest at the rate of 1% per annum, with the first six months of interest deferred. Monthly principal and interest payments are required thereafter through July 2022. Proceeds from the Note were restricted to payment of employee salaries, rent and utility costs. Under the terms of the Note, if the Company satisfied certain conditions set forth in the agreement, the SBA could agree to forgive all or a portion of the outstanding borrowings, along with any accrued but unpaid interest ($4,724 of accrued interest at December 31, 2020). In 2020, no portion of the outstanding borrowings was repaid by the Company. The Company believes it has satisfied the requirements necessary for the Note to be forgiven by the SBA and has requested to have all borrowings forgiven. At December 31, 2020, the Note had yet to be forgiven and the related borrowings and accrued interest of $726,143 remained outstanding.

5.	Income Taxes

The Company applies the provisions set forth in FASB ASC Topic 740, Income Taxes, to account for the uncertainty in income taxes.

The Company uses the “more likely than not” criterion for recognizing the tax benefit of uncertain income tax positions and establishing measurement criteria for income tax benefits. The Company has evaluated the impact of these tax positions and believes its income tax filing positions and deductions will be sustained upon examination. Accordingly, no reserve for uncertain income tax positions or related accruals for interest and penalties have been recorded at December 31, 2020. In the event the Company should need to recognize interest and penalties related to unrecognized tax liabilities, this amount will be recorded as an accrued liability and an increase to income tax expense.

Deferred income taxes result from the tax effect of transactions recognized in different periods for financial statement and income tax reporting purposes. The Company’s net deferred income tax assets at December 31, 2020 were approximately $22,468,400, and have been fully offset by a valuation allowance, as their realization is not assured. Deferred income tax assets consist principally of net operating losses and income tax credits, which may be carried forward to offset future income tax liabilities. For federal and state, the Company has net operation loss carryforwards of $67,946,008 and $67,393,768, respectively, at December 31, 2020, which expire beginning in 2030. Additionally, the Company has federal and state business and research and development income tax credits totaling $1,605,674 and $1,588,608, respectively, at December 31, 2020. The federal income tax credits may be carried forward until 2040. The state income tax credits may be carried forward indefinitely.

Wrightspeed, Inc.

Notes to Financial Statements

6.	Capital Stock

Common Stock:

The Company is authorized to issue 89,532,251 shares of common stock with a par value of $0.00001 per share. At December 31, 2020, the Company had 3,007,165 shares issued and outstanding. The holders of common stock have voting rights equal to one vote per share of common stock held.

The Company allows option holders to exercise unvested options issued under the Company’s stock award plan. Shares received from such early exercises are also subject to a right of repurchase at the issuance price. The Company's repurchase right with respect to these shares lapses as the options vest. At December 31, 2020 the repurchase liability for early exercised stock options was not significant.

Convertible Preferred Stock:

The Company is authorized to issue 65,807,580 shares of convertible preferred stock with a par value of $0.00001 per share. The Company’s Board of Directors has designated all issuable convertible preferred shares as Series AA convertible preferred stock (Series AA). There were 64,140,944 shares of Series AA issued and outstanding at December 31, 2020.

The rights, preferences, privileges and restrictions of Series AA are as follows:

Dividends:

The holders of Series AA are entitled to receive non-cumulative dividends, prior to and in preference to any declaration or payment of dividends on common stock, when and if declared by the Company’s Board of Directors, at an annual rate of $0.03 per share, as adjusted for stock splits, dividends, reclassifications or the like. After payment of preferred stock dividends, any additional dividends will be paid ratably among holders of common stock and Series AA, on an as converted basis. The Company has not declared or paid any dividends through December 31, 2020.

Liquidation:

In the event of any liquidation, dissolution, or winding up of the Company, the holders of Series AA will be entitled to be paid, prior and in preference to any payment or distribution on any share of common stock, an amount equal to $0.2870, as adjusted for any stock dividends, combinations, splits, recapitalizations or the like, plus all declared but unpaid dividends.

After the payment of the full liquidation preference to the holders of Series AA any remaining assets of the Company legally available for distribution will be paid to the holders of common stock, on a pro rata basis.

Wrightspeed, Inc.

Notes to Financial Statements

6.	Capital Stock (continued)

Convertible Preferred Stock (continued):

Conversion:

At the option of the holder, each share of Series AA will be convertible at any time into such number of fully paid and nonassessable shares of common stock, as is determined by dividing the original issue price for Series AA by the conversion price, at the time of conversion. Conversion is initially set at the original issuance price per share.

Each share of Series AA will automatically be converted into shares of common stock at the then-effective conversion rate immediately upon the closing of an underwritten public offering of common stock under the Securities Act of 1933 sold to the public with a price of at least $16.54 per share (as adjusted for dividends, stock splits, or other recapitalization) and with gross proceeds to the Company of at least $20,000,000.

Voting:

The holders of shares of Preferred Stock are entitled to the number of votes equal to the number of whole shares of common stock into which Series AA is convertible. The holders of Series AA, voting as a separate class, are entitled to elect two members of the Board of Directors. The holders of Series AA and common stock, voting together as a single class on an as-converted basis, are entitled to elect one member of the Board of Directors.

Protective Provisions:

The holders of Series AA have certain protective provisions.

As long as any shares of Series AA remain issued and outstanding, the holders of a majority of the outstanding shares of Series AA must approve any liquidation event, dividend declarations, issuance of new borrowings, any amendments or alterations to the Certificate of Incorporation or Bylaws, and any changes to the authorized number of members of the Board of Directors.

Wrightspeed, Inc.

Notes to Financial Statements

7.	Warrants

From time to time, the Company has issued warrants to purchase the Company’s common stock in connection with its debt and equity financings. The warrants were immediately exercisable and expire, if not exercised, two years from their respective issuance dates. Warrants to purchase 2,905 shares of the Company’s common stock remain outstanding at December 31, 2020 with a weighted average exercise price of $551 per share. The fair value of these warrants were determined to be insignificant at the time of issuance.

From time to time, the Company has issued warrants to purchase the Company’s convertible preferred stock in connection with its debt and equity financings. At December 31, 2020, warrants to purchase 1,666,391 shares of Series AA for $0.287 per share remain outstanding. The warrants will be exercisable, at the option of the holder, into shares issued under the Company’s next qualified preferred stock financing. Certain provisions of the warrants allow for the number of shares issuable and the exercise price to be adjusted based on the provisions of the next qualified preferred stock financing. As a result, the fair value of the warrants were recorded as preferred stock warrant liability and as financing expenses at their time of issuance. At December 31, 2020, the Company valued the warrants using the Black-Scholes option pricing model with the following weighted average assumptions: contractual life of 2.03 years; no dividends; expected volatility of 50%; and a risk-free interest rate of 0.37%.

8.	Equity Incentive Plan

In 2010, the Company established the 2010 Equity Incentive Plan (the Plan). Under the Plan, incentive stock options may be granted to employees and non-qualified stock options may be granted to employees, officers, directors, and consultants for the purchase of up to 12,170,371 shares of common stock.

Options under the Plan may be outstanding for periods of up to ten years following the grant date. Options issued under the Plan are determined by the Board of Directors and must be priced at no less than the fair value of the shares on the date of the grant provided, however, the exercise price of any option granted to a stockholder owning greater than 10% of the Company’s outstanding capital stock cannot be less than 110% of the fair value of the shares on the date of grant. Fair value is determined by the Board of Directors. Stock options generally vest over a period of four years and expire, if not exercised, 10 years from the date of grant.

Wrightspeed, Inc.

Notes to Financial Statements

8.	Equity Incentive Plan (continued)

Stock options granted to a stockholder that owns greater than 10% of the Company’s capital stock expire, if not exercised, five years from the date of grant. The fair value of each award in 2020 has been estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: expected life of 6.05 years, risk-free interest rate of 0.27%, expected volatility of 50%, and no dividends during the expected life. Expected volatility is based on historical volatilities of public companies operating in the Company’s industry. The expected life of the options represents the period of time options are expected to be outstanding and is estimated considering vesting terms and employees’ historical exercise and post-vesting employment termination behavior. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant.

Stock-based compensation is allocated on a departmental basis, based on the classification of the option holder or grant recipient. No income tax benefits have been recognized in the consolidated statement of operations for stock-based compensation arrangements and no stock-based compensation has been capitalized at December 31, 2020. Stock-based compensation related to options granted in 2020 was $57,579. Future stock-based compensation for unvested options granted and outstanding at December 31, 2020 is $242,528 to be recognized over the remaining requisite service period of 4.25 years.

Stock option activity under the Plan is as follows:

		Options Outstanding
	Options Available	Number of Shares	Weighted- Average Exercise Price
Balances, December 31, 201910,106,482		5,038,392	0.031
Granted	(1,160,000)	1,160,000	0.030
Cancelled	500,001	(500,001)	0.030
Exercised	-	(602,221)	0.029
Balances, December 31, 2020	9,446,483	5,096,170	$0.031

At December 31, 2020, 1,379,792 options were vested and exercisable with a weighted-average exercise price of $0.31 and weighted-average remaining contractual life of 8.66 years. The total intrinsic value of options exercised in 2020 was not significant.

Wrightspeed, Inc.

Notes to Financial Statements

9.	Commitments and Contingencies

Leases:

The Company leases its office facilities under non-cancelable operating lease agreements in Alameda, California, which expires in March 2022. The Company has an option to renew its leases for two consecutive five-year renewal periods. Under the terms of the leases, the Company is responsible for certain insurance, property taxes and maintenance expenses. The Company recognizes rent on a straight-line basis over the term of each lease. The difference between required lease payments and rent expense has been recorded as deferred rent. Rent expense was $321,519 in 2020.

Future annual minimum lease payments under the non-cancelable leases are $670,000 and $112,000 for the years ending December 31, 2021 and 2022, respectively.

Indemnification Agreements:

From time to time, in its normal course of business, the Company may indemnify other parties, with which it enters into contractual relationships, including lessors and parties to other transactions with the Company. The Company may agree to hold other parties harmless against specific losses, such as those that could arise from a breach of representation, covenant or third-party infringement claims. It may not be possible to determine the maximum potential amount of liability under such indemnification agreements due to the unique facts and circumstances that are likely to be involved in each particular claim and indemnification provision. Historically, there have been no such indemnification claims. Management believes any future liability arising from these agreements will not have a material effect on the financial statements.

Legal:

The Company may become a party to various litigation matters and disputes considered routine and in the ordinary course of the business. The Company is not aware of any current legal claims at December 31, 2020 and, in the opinion of management, the ultimate disposition of any future claims will not have a material adverse effect on the consolidated financial statements.

10.	Employee Benefit Plan

The Company has a defined contribution 401(k) plan under which employees may contribute a portion of their compensation to the plan, subject to the limitations under the Code. The Company’s contributions to the plan are at the discretion of the Board of Directors. The Company contributed

$63,983 to the plan in 2020.

Wrightspeed, Inc.

Notes to Financial Statements

11.	Subsequent Events

Convertible Notes Payable Issuance:

From February 2021 through November 2021, the Company raised an additional $9,600,000 through the issuance of convertible notes payable (the Notes) to several of its current investors. The Notes were originally set to mature on December 31, 2021 and are convertible upon the Company’s next qualified equity financing resulting in cash proceeds to the Company of at least $20,000,000. The Notes are convertible at 80% of the price paid per security issued under the next qualified round, subject to certain limitations. Outstanding borrowings under the Notes accrue annual interest at the rate of 12% per annum. If the Company is acquired in an acquisition prior to its next qualified financing the Notes will become repayable at a rate equal to 200% of the outstanding borrowings at that time.

As part of the additional Note raises, the Company amended all its currently outstanding convertible notes to extend their maturities through December 31, 2022.

Operating Lease:

The Company exercised the first of its five-year rental renewal options to extend its non-cancelable operating lease agreement for its Alameda headquarters (Note 9) through March 2027.

Equity Incentive Plan:

In October 2021, the Company amended its equity incentive plan (Note 8) to extend the Plan through October 2031.

Government Funded Loan Payable:

In September 2021, the Company applied for forgiveness for its government note payable (Note 4) of

$726,143.

Subsequent events have been evaluated through (issuance date), which is the date of the financial statement were approved by management and available for issuance. No additional items requiring disclosure in the financial statements have been identified by management.